EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Three Months Ended March 31, 2004

Net income from continuing operations, less preferred dividends	$32,955
Preferred dividends	7,600
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(4,629)
Minority interest in earnings of common unitholders	2,977
Interest expense	33,222
Earnings before fixed charges	$72,125

Interest expense	$33,222
Preferred dividends	7,600
Interest costs capitalized	1,890
Total fixed charges	$42,712

Ratio of earnings to combined fixed charges and preferred dividends	1.69

Ratio of earnings to fixed charges	2.05